UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                      Eastern Environmental Services, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          (Title Class of Securities)


                                  276369 10 5
                                 (CUSIP Number)

                            David Alan Miller, Esq.
                  Graubard Mollen Horowitz Pomeranz & Shapiro
                600 Third Avenue, New York, New York 10016-2097
     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 24, 1995
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                     Page 1 of 6 pages


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                                  SCHEDULE 13D

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CUSIP No. 276369 10 5                                         Page 2 of 6 Pages
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Ronald I. Heller
                    ###-##-####
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)o
                                                                    (b)o


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3          SEC USE ONLY


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4          SOURCE OF FUNDS*

                    PF - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e) o

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
-------------------------------------------------------------------------------
                              7          SOLE VOTING POWER

                                                  250,000
         NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                            ---------------------------------------------------
                              8          SHARED VOTING POWER

                                                  0
                            ---------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                                  250,000
                            ---------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                                  0
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    250,000 shares (See Item 5(a))
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.13%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, $.01 par value, of Eastern Environmental Services, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at Rte. 309 North, Box 366, Drums, Pennsylvania 18222 (the "Common Stock").

                  The percentage of beneficial ownership reflected in this Statement is based upon 3,954,004 shares of Common Stock outstanding on August 31, 1995, which number has been provided to the Reporting Person by the Issuer.

Item 2.  Identity and Background.

          (a) Name: This statement is filed on behalf of Ronald I. Heller ("Heller").

          (b) Business Address: Heller has a business address of c/o M.H. Meyerson & Co., Inc., 30 Montgomery Street, Jersey City, New Jersey 07302.

          (c) Principal Business: Heller is principally engaged in the investment banking business for M.H. Meyerson & Co., Inc. ("Meyerson"), an investment banking firm with its offices at 30 Montgomery Street, Jersey City, New Jersey 07302.

                  (d) During the last five years,  Heller has not been convicted
in  any  criminal   proceeding   (excluding   traffic   violations   or  similar
misdemeanors).

                  (e) During the last five years, Heller has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that Heller consented to certain findings by the Market Surveillance Committee ("MSC") of the National Association of Securities Dealers ("NASD"). Specifically, effective January 17, 1994, Heller consented to findings that R.H. Damon & Co., Inc. ("RHD"), an investment banking firm of which Heller was a principal, distributed shares of Star Classic, Inc. in violation of certain NASD rules at a time when RHD acted as one of that public company's common stock's numerous market makers. While it was noted that such violations occurred without scienter on Heller's part and that the transactions in question were made in a negotiated, large block transaction accomplished through the over-the-counter market at prices believed by RHD to be the then current market prices, the MSC stated that RHD was negligent to make such transactions without first withdrawing from market making activities for the requisite period of time. It was also found that certain of RHD's compliance procedures were inadequate and, although Heller had passed the Series 24 principals' examination, for a period of time before passing such examination, he served as the principal supervising RHD's trading. Heller consented to receiving a $20,000 fine, a two-week suspension from being associated with an NASD member firm in any capacity and a two-month



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suspension  from  being  associated  with an  NASD  member  firm in a  principal capacity, which latter suspension ended on March 17, 1994.

                  (f)      Heller is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration.

                  Heller  used  personal   funds  to  purchase  the   securities
described below in Item 5(c).

Item 4.  Purpose of Transactions.

                  Heller has acquired the securities specified in Item 5(c) of this Schedule 13D in order to obtain individual equity positions in the Issuer for investment purposes. Heller may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Heller has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5.  Interest in Securities of the Issuer.

                  (a) The Ronald I. Heller Individual Retirement Account ("IRA"), of which Heller is the grantor, directly owns 125,000 shares of Common Stock and 125,000 Common Stock Purchase Warrants ("Warrants"). Each Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $1.50, at any time through and including August 24, 1998.

                  (b) Heller has sole voting and dispositive powers over the 250,000 shares of Common Stock described in Item 5(a).

                  (c) On August 24, 1995, the Issuer issued an aggregate of 400,000 shares of Common Stock and 400,000 Warrants in connection with a private offering, of which the IRA purchased 125,000 shares of Common Stock and 125,000 Warrants for a purchase price of $125,000. Accordingly, Heller beneficially owns 250,000 or 6.13% of the shares of the Issuer's



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Common  Stock  outstanding,  which  exceeds  the  five  (5%)  percent  reporting threshold, thereby requiring Heller to file this Schedule 13D.

Item 6.  Contracts, Agreements, Understandings or
                  Relationships with Respect to Securities of Issuer.

                  Pursuant to the terms of the Subscription Agreement, on or before February 24, 1996, the Issuer is required file a continuous or "shelf" registration statement under Rule 415 of the Securities Act of 1933, as amended ("Securities Act"), on Form S-3 to register the resale of the shares of Common Stock and the Common Stock underlying the Warrants beneficially owned by Heller. Heller also has the right to "piggy back" upon any registration statement filed by the Issuer through October 24, 1998 (other than a registration statement filed in connection with a transaction contemplated by Rule 145(a) promulgated under the Securities Act or pursuant to Form S-8) the shares of Common Stock and Warrants and the Common Stock underlying the Warrants.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 4.1:      Subscription Agreement, dated August 24, 1995,
                              between the Issuer and Heller.

         Exhibit 4.2:      Warrant to purchase 125,000 shares of Common Stock
                              of the Issuer.







     The balance of this page has been left blank intentionally.



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                                                     SIGNATURE


                  After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated:  September 5, 1995


                                        /s/ Ronald I. Heller
                                        Ronald I. Heller




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